UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number 001-42656

Grupo Cibest S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO CIBEST S.A. (Registrant)

Date May 16. 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

May 16, 2025

Medellín, Colombia

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING NOTICE

The President of Grupo Cibest S.A. (“Grupo Cibest”) hereby calls the shareholders holding common shares to an Extraordinary General Shareholders’ Meeting, which will take place, in person, on June 9, 2025, at 10:00 am, at the offices of the management of Grupo Cibest, located at Carrera 48 Número 26-85, Torre Sur, Piso 11, in the city of Medellín.

The proposed agenda for the meeting is as follows:

1.	Verification of quorum

2.	Reading of the agenda

3.	Election of commission for vote count, approval, and execution of the minutes

4.	Election of the Board of Directors for the period June 2025 – March 2027

5.	Remuneration of the Board of Directors

6.	Approval of the change in the purpose of the legal reserve, approval of the creation of a reserve for the repurchase of shares, and approval of a share repurchase program.

Shareholders may be represented at the Meeting by granting powers of attorney in writing to authorized representatives, in accordance with Colombian law. To expedite entry into the meeting and the registration process, we recommend sending a scanned copy of the power of attorney to the following email address: asamblea.cibest@grupocibest.com.co, no later than June 6 at 3:00 p.m.

Powers of attorney may not be granted to Grupo Cibest employees nor to any other person directly or indirectly related to the management of Grupo Cibest.

Information about the proposal to be presented for the General Shareholders’ Meeting consideration will be available on the company’s website https://www.grupocibest.com, in accordance with the provisions of our Good Governance Code.

We invite our shareholders to visit the website https://www.grupocibest.com to stay permanently informed about matters related to the General Shareholders’ Meeting.

JUAN CARLOS MORA URIBE

CEO

Management of Grupo Cibest confirms that all required processes and authorizations needed for the Extraordinary General Shareholder’s Meeting notice have been performed or obtained.

Forward looking statements

This release contains statements that may constitute “forward-looking statements.” These forward-looking statements are not based on historical facts but rather represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Words such as “anticipate,” “believe,” “estimate,” “approximate,” “expect,” “may,” “intend,” “plan,” “predict,” “target,” “forecast,” “guideline,” “should,” “project,” and similar words and expressions are intended to identify forward-looking statements. Actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they are made, and no obligation is assumed to publicly update or revise any forward-looking statement after the date it is made in light of new information, future events, and other factors.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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